Exhibit 99.1

 January 2024 I Nasdaq: MDWD  Next-Generation Enzymatic Therapeuticsfor Non-Surgical Tissue Repair

 2  Cautionary Note Regarding Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Important factors that could cause such differences include, but are not limited to the uncertain, lengthy and expensive nature of the product development process; market acceptance of our products and product candidates; the timing and conduct of our studies of our product candidates; our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; and the need for additional financing. These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2023, and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law  Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant. Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound. MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd. and/or its subsidiaries, registered in the U.S.A., EU member states and Israel.  NexoBrid development has been supported in whole or in part with federal funds from the U.S. Department of Health and Human Services (HHS); Administration for Strategic Preparedness and Response (ASPR); Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response within the U.S. Department of Health and Human Services, under contract HHSO100201500035C. This contract provided funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S. Additional projects for evaluation of NexoBrid funded under the BARDA contract include establishment of a pre-emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States.  We maintain our books and records in U.S. dollars and report under IFRS. Our revenue expectations for the fourth quarter and full-year ended 2023, as well as our estimates concerning cash as of December 31,2023 are preliminary, unaudited and are subject to change based on the completion of ongoing internal control, review, and audit procedures. As a result, these amounts may differ materially from the amounts that will be reflected in the Company’s consolidated financial statements for the year ended December 31, 2023. Accordingly, you should not place undue reliance on this preliminary estimate.

Company Highlights

Validated enzymatic technology platform

14 successful clinical trials
120+peer reviewed publications
Key approvals: FDA/EMA/JPN

Diversified portfolio

NexoBrid® - Eschar removal for burns
EscharEx® - Debridement of wounds
MW005 - Biotherapy for skin cancer

Significant commercial growth potential

NexoBrid® - 2023 revenues of $19M;
Launched in US by Vericel
EscharEx® - Targets a $2B US market[1]
Challenging **$360M+** dominant product

Global strategic collaborations

Vericel, Kaken, 3M, Mölnlycke, MIMEDX, BARDA, DoD, PolyMedics, BSV

Solid balance sheet & strong investor base

Cash of $41M[2]
Runway through profitability

cGMP certified sterile manufacturing facility

Scale up program to provide 6X capacity by 2025
Supports growing global demand

[1] Oliver Wyman (OW) primary research
[2] As of December 31, 2023

MediWound | 3

 4  Core Platform Enzymatic Technology  Pineapple stem harvest  Protein  extraction  Purification, enrichment, stabilization  Complex mixture of proteolytic enzymes  Images modified from Labster theory and bioinfo  Healthy skin  Non-viable tissue is rapidly and effectively removed to obviate surgery  Viable tissues preserved; healing begins  Proprietary IP protected manufacturing process  Complex mixture of enzymes  Damaged skin  Core biotherapeutic enzymatic platform technology

Multi-billion Dollar Portfolio

Commercialized



NexoBrid®
Disruptive therapy for burn care

Indication: Eschar removal of deep partial and full thickness burns

Classification: Orphan biological drug

Target users: Hospitalized patients

Development status: FDA/EU/JP approved

TAM[2] (U.S.): **>$300M**

Pipeline


EscharEx

EscharEx®
Next-gen enzymatic therapy for wound care[1]

Indication: Debridement of chronic/ hard-to-heal wounds

Classification: Biological drug

Target users: Optimized for all settings

Development status: Phase 3 initiation 2H 2024

TAM[3] (U.S.): **>$2B**

Pipeline


MW005

MW005
Biotherapy for non-melanoma skin cancers[1]

Indication: Treatment of non-melanoma skin cancers

Classification: Biological drug

Target users: Optimized for outpatient setting

Development status: Phase 1/2

TAM (U.S.): **>$1B**

[1] Investigational drug

[2] ~90% of eligible patients require eschar removal; Assumes NexoBrid average price of ~$9,000 per patient

[3] TAM - targeted addressable market; Oliver Wyman market research

MediWound 5

 6  Pipeline  Debridement of VLU  Debridement of DFU  Debridement of post traumatic wounds  P2 studies completed  P2 study completed  P3 initiation in 2H 2024  EscharEx®  BCC (topical)  MW005  P1/2 completed  BCC & Tissue disorders (injectable)  MW003  P1 ready  Development  Phase 1  Phase 2  Phase 3  Registration  Market  Indication  Burn eschar removal in adults  Burn eschar removal in pediatrics  Battlefield burn treatment   Approved   EMA/JPN approved; submitted to FDA  DoD funded  BCC=basal cell carcinoma; DFU=diabetic foot ulcers; DoD=U.S. Department of Defense; VLU=venous leg ulcers

Value Creating Milestones

	2023	2024
NexoBrid®	**FDA approval** ✓ **US commercial launch** ✓ EU pediatric label extension approval ✓	US pediatric label extension submission Type C Military use Scale up facility completion US pediatric label extension approval Capacity increase
EscharEx®	Phase 2 positive results ✓ Strategic research collaborations ✓	Protocols submissions Head-to-head data EscharEx® vs. SANTYL® **Phase 3 initiation**
MW005	Phase 1/2 positive results ✓	Strategic Business Development

MediWound 7

 Financial Highlights  8  2023 revenues of $19MNexoBrid is profitable  2024 product revenuesexpected >40% growth  Scale-up will increasegross margin >65%  REVENUES  MDWD SHAREHOLDERS2  MDWD  ANALYSTS:  Josh Jennings, MD - Cowen  Francois Brisebois - Oppenheimer  Jason McCarthy, PhD - Maxim  Swayampakula Ramakanth, PhD - HCW  David Bouchey - Aegis     1 Cash, cash equivalents and short-term bank deposits as of December 31, 2023  2 As of September 30, 2023  3 Including the Company’s founder, directors, executive officers, and members of advisory board  $41M in cash1  Cash runway  through profitability  BALANCE SHEET  CBI  Point72  Insight  IBF  Institutional biotech investors  Insiders3  Other  30%  16%  9%  6%  6%  28%  5%  Avg. Price Target - $28.00

 9  NexoBrid® Growth Supported by Manufacturing Facility Scale Up  Planning and Initiation  2023  2024  2025  Construction  FDA/EMA Submissions  6X Capacity Increase  Full manufacturing capacity in 2025  NexoBrid forecast revenues ($M)  Global demand exceeds current manufacturing capacity 3-fold  1 Includes binding order received from Vericel for the full year of 2024  (CAGR=39%)

 Early, effective and selective non-surgical eschar removal for severe burns  Approved in the U.S., EU, JP, IN; 14,000 patients treated globally to date  Validated & commercialized  (10% concentration)

Emerging SOC for **Effective & Selective** Eschar Removal that **Preserves Viable Tissue**

Eschar removal is the **first critical step in burn care**


Eschar

Prevents local infection and sepsis	Avoids further deterioration and scarring	Enables initiation of wound healing	Allows visual assessment of wound bed

Surgery is **traumatic & non-selective**[1,2]



Loss of healthy tissue & blood	Challenging in delicate areas	Requires surgical team, operating room

NexoBrid

[1] Edmondson et al., 2018; Burns | [2] Gurfinkel et al., 2010; Can J Plast Surg

MediWound 11

 12  Indicated for eschar removal of deep partial-thickness  and/or full-thickness thermal burns  Effectively removes eschar within  4 hours without harming viable tissue or blood loss  Allows for early visual assessment of the wound  Commercially available in US (Vericel), Japan (Kaken), India (BSV) and Europe  Before  After  Disruptive Bioactive Therapy for Burn Care  Significantly reduces need for surgery & improves patient outcomes  Easy-to-use, topical application at patient’s bedside

 13  NexoBrid® - Phase 3 Studies Demonstrate Superiority1  Consistent results in pediatric Phase 3 study, EU Phase 3 study and post marketing data2  Safe and well tolerated  Improved scarring and comparable wound closure  Incidence of complete eschar removal   P<0.0001  Time to complete eschar removal(days)   P<0.0001  NexoBrid N=75  SOC N=75  1.0  0.5  0.0  0  10  20  30  40  Incidence of surgical eschar removal  P <0.0001  Blood loss  P<0.0001  NexoBrid®  SOC  NexoBrid®  SOC  NexoBrid®  Gel Vehicle  [N=175]  [N=175]  [N=175]  [N=175]  NexoBrid®  SOC  815ml  1 Shoham et al. 2023; Journal of Burn care & Research 2 Shoham et al. 2023; IWJ

NexoBrid® - Market & Commercialization

Commercialization strategy

North America

- Commercial collaboration
- Up to $200M BARDA & DoD Contracts

Europe

- Direct sales in 6 key markets
- Distribution in 7 territories
- Commercial collaboration (PMI)
- Included in consensus guidelines[1]



International markets

Global expansion via strategic collaborations: Japan, India, UAE, Australia, Asia-pacific

Estimated burn patients in key markets[2]


2M
Annual burns
160K
Hospitalized patients
8% hospitalized patients
$425M
TAM³

Cost of treatment varies by country

14,000 patients treated globally supporting the benefits of NexoBrid as an Emerging SOC[4]

NexoBrid

[1] Hirche et al., 2020; Burns | [2] 2017 National Burn Repository | [3] ~90% of eligible patients require eschar removal | [4] Shoham et al., 2023; IWJ

MediWound | 14

 Next-Generation Enzymatic Debridement for Wound Care  Superior to SOC -  Sets a new bar for efficacy  De-risked: Based on a validated technology  Targets $2B market opportunity  (5% concentration)

Chronic Wound Debridement Approaches are Abundant but Sub-Optimal

Modalities by Efficacy and Convenience



Surgical
Ultrasonic
Hydrosurgery
Biological
Sharp
Unmet medical need
Current Enzymatic
Autolytic
Efficacy
Trained Specialist
Untrained HCP/ Nurses

Modalities by Wound Type (U.S.)[1]



100%
80%
60%
40%
20%
0%
VLU
DFU
5%
3%
21%
20%
3%
15%
11%
22%
29%
6%
5%
21%
11%
1%
22%
6%
28%
29%
Legend
Other
Non-sharp Combo (without Enzymatic)
Sharp + Autolytic
Autolytic Only
Non-sharp Combo (with Enzymatic)
Sharp + Enzymatic
Enzymatic Only
Sharp Only

EscharEx®

[1] OW Primary Research

MediWound 16

 17  Targeted for rapid debridement and granulation tissue formation in chronic &  hard-to-heal wounds  Investigational drug containing a sterile mixture of proteolytic enzymes  Debrides chronic wounds in 4-8 daily applications  Promotes granulation tissue, and reduction of biofilm & bacterial load   Next-Generation Enzymatic Debridement - Wound Bed Preparation1 within Days  In-line with current treatment workflows and reimbursement landscape  Easy to use, daily topical application for outpatient setting  Extended IP protection  *Investigational Drug, not approved in any jurisdiction  *Investigational Drug, not approved in any jurisdiction  VLU  Before  After  Before  After  DFU  ®  1 Wound bed preparation (WBP) = complete debridement + complete granulation

 18  EscharEx® is Well-Positioned to Become Market Leader  Data from a head-to-head study anticipated in 1H 2024  1 OW Primary Research 2 Lantis JC and Gordon I., 2017; Wounds 3 Patry et al., 2017 4 Snyder et al., 2023; Wounds 5 SOC in the Phase 2 trial included SANTYL®   6 Based on the data to date 7 SANTYL® PI    EscharEx®   Investigational drug - Phase 3 in 2H 2024  Mixture of enzymes; Multiple targets of action  Debridement, promotion of granulation, reduction of biofilm & bacteria4,6  1-2 weeks, daily; Monotherapy   Controlled Phase 2 trials; Significant superiority over hydrogel & SOC5  Demonstrated to be safe and well-tolerated6  Approved in the 1960s; $360M+ annual revenues (2022)   Existing reimbursement code1  Collagenase; Single target of action  Debridement7   4-8+ weeks, daily; Typically coupled with sharp debridement2  “There is a lack of RCTs with adequate methodological quality”3  Demonstrated to be safe and well-tolerated   SANTYL®

 19  No safety issues; Efficacy consistent with previous Phase 2 studies  EscharEx® Phase 2 Study – Endpoints Significantly Met  Primary Endpoint  Incidence of complete debridement  EscharEx: 63% vs NSSOC: 13%  EscharEx®  Gel Vehicle  n = 46  n = 43  P = 0.004  P = 0.001  Time to complete debridement: EscharEx: 9 days vs NSSOC: 59 days  Secondary Endpoint  P = 0.004  % Patients  NSSOC  P = 0.002  Gel Vehicle  EscharEx  NSSOC  n = 30

 20  EscharEx® Phase 2 Study – Rapid Wound Bed Preparation   Time to WBP  Subjects reaching WBP are 4.1X more likely to achieve wound closure  (p = 0.0004)     Significant correlation -WBP vs. time to wound closure. HR of 11.96 (p < 0.0001)  Faster wound bed preparation  Increased probability of wound closure  EscharEx®  Gel Vehicle  NSSOC  P = 0.0108  n = 23  n= 11  n = 3  EscharEx  Gel Vehicle  NSSOC  Incidence of WBP  P = 0.002  Survival probability  Days from start of treatment  EscharEx 11 days vs. Gel Vehicle 85 days  Incidence of WBP  EscharEx 50% vs. Gel Vehicle 25%

 21  Beyond traditional debridement: reduction in wound size, biofilm and bacterial burden  EscharEx® Phase 2 Pharmacology Results: Fast, Safe, Effective1  64%  35%  100%  Bioburden reduced by end of treatment   Wound size reduced by end of two-week follow-up   Biofilm substantially reduced for all patients positive for biofilm  at baseline  70%  Complete debridement achieved within 8 applications   (avg 3.9 applications)  1 Snyder et al., 2023; Wounds Journal

EscharEx® Phase 3 Study in VLU Patients

STUDY OBJECTIVES

To assess safety and efficacy of EscharEx compared to placebo in VLUs

STUDY DESIGN

A global (USA, EU, ROW)[1], randomized, double blind, adaptive design study in patients with VLUs

Two arms: EscharEx vs. placebo, 1:1 ratio

Sample size: 216 VLU patients

Treatment: up to 8 applications of 24 hours each

Total course: 12 weeks

Post Treatment Follow-Up: 3 months (to monitor wound recurrence)

Pre-defined interim assessment: after 67% of patients completed the initial 12-week period

ENDPOINTS

Co-primary:

Incidence of complete debridement

Incidence of complete wound closure

Secondary:

Incidence of 100% granulation tissue

Time to complete debridement

Time to complete wound closure

Change in wound area

Safety:

Safety & tolerability | ECG | Change in pain | Wound infection rates | Immunogenicity

[1] R&D collaborations with 3M, Mölnlycke and MIMEDX

EscharEx®
MediWound 22

23  1 OW Primary Research   29%  55%  Market potential growth  EscharEx® anticipated to draw market share from all other debridement modalities   2.1M patients  VLU: 1.0M | DFU: 1.1M  400K patients  1.3M patients  VLU: 560K   DFU: 770K  Epidemiology Estimate  TAM - $2B   30% expected market share  55-70% eligible debridement   EscharEx® U.S. Market Opportunity1  Cost of treatment: $1,600-$2,000  Post EscharEx launch  Enzymatic Only  Sharp + Enzymatic  Non-sharp Combo  (with Enzymatic)

 24  1 OW Primary Research  An Established Market With Strong Pricing Capability1  Site of care:  Hospital-based outpatient department  Wound care clinics  Skilled nursing facilities  Home care  Key clinicians:   Vascular specialists   Plastic surgeons   Podiatrists   Primary care physicians  Current enzymatic debridement average cost of treatment estimated at $1,600-$2,000   Pricing to reflect cost saving  Existing reimbursement codes for enzymatic debridement  Hospital Outpatient Prospective Payment System (OPPS) code 97602:  TARGET AUDIENCE  REIMBURSEMENT CODE  PRICING  “Removal of devitalized tissue from wound(s), non-selective debridement, without anesthesia (e.g., wet-to-moist dressings, enzymatic abrasion), including topical applications(s), wound assessment, and instruction(s) for ongoing care, per session.”

 Novel biotherapy for  Non-Melanoma Skin Cancer  MW005  Effective and safe topical application  BCC is the most frequently diagnosed skin cancer in the U.S.  (5% concentration)

 26  Novel Biotherapy forNon-Melanoma Skin Cancer  MW005  Before  After  The Market  4.3M of BCC cases diagnosed in the US annually  Surgery is the SOC; topical products have high AEs & recurrence rates  SOC requires a 6-weeks treatment  MW005  Investigational drug containing a sterile mixture of proteolytic enzymes  Easy to use, high potency, 5-7 topical applications   US Phase 1/2 study, demonstrated efficacy, safety and tolerability  MW005

 MW005  27  MW005 is safe and well-tolerated; complete clinical clearance of target lesions within 2 weeks (vs. 6+ weeks for standard BCC topicals)  1 Rosenberg et al 2021; The Open Dermatology Journal 15-39  Study  Subject  Applications  Clinical Assessment  No Recurrence Period  Phase 1/2 (POC)1  N = 7  4 superficial  2 nodular  1 morpheaform  5-6  7/7 cleared (100%)  >36 months  Phase 1/2 (U.S.)  N = 15  5 superficial   10 nodular  7  11/15 cleared (73%)  NA  Phase 2 (IIT)  N = 1  1 nodular  7  1/1 cleared (100%)  > 6 months  Phase 1/2 Studies

 28  Leadership Team  Nachum (Homi) Shamir  Chairman  Ofer Gonen  CEO  Dr. Ety Klinger  Chief R&D Officer  Dr. Shmulik Hess  COO & CCO  Hani Luxenburg  CFO  Dr. Robert J. Snyder  CMO  Barry Wolfenson  EVP Strategy & Corp Dev.

 NexoBrid®  FDA approved  29  2023  2024  2025  2026-7  Interim assessment of EscharEx® Phase 3   Strategic Timeline  EscharEx®  Phase 2 results  EscharEx®  Phase 3 initiation  6X facility scale up  $27.5M financing  NexoBrid®  >$24M revenues  BARDA/DoD collaborations  EscharEx®  approval  >$100M   revenues with contribution  from EscharEx®  Cashflow positive  MW005  Phase 2 results  Strategic research collaborations  >$30Mrevenues  Head-to-head dataEscharEx® vs. SANTYL®  Additional data from EscharEx® studies